
Mail Stop 4628

December 20, 2016

Ken Ryan
Chief Executive Officer
Silver Run Acquisition Corporation II
1000 Louisiana Street, Suite 1450
Houston, TX 77002

> **Re: Silver Run Acquisition Corporation II**
> **Draft Registration Statement on Form S-1**
> **Submitted November 23, 2015**
> **CIK No. 0001690769**

Dear Mr. Ryan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management, page 104

2.   We note disclosure throughout the prospectus that you intend on having independent directors. Please update the disclosure here and identify your independent directors accordingly. Refer to Item 407(a) of Regulation S-K.

Description of Securities, page 117

3.   Please briefly describe the factors that the underwriter will consider in determining whether to allow earlier separate trading of Class A common stock and warrants comprising the units.

        You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 if you have questions regarding our comments.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Jennifer Bensch, Esq.
        Weil Gotshall & Manges LLP